Filed Pursuant to Rule 253(g)(2)
File No. 024-10492

FUNDRISE REAL ESTATE INVESTMENT TRUST, LLC

SUPPLEMENT NO. 9 DATED NOVEMBER 15, 2019
TO THE OFFERING CIRCULAR DATED JUNE 7, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Real Estate Investment Trust, LLC (“we”, “our” or “us”), dated June 7, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on June 27, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Harbour Island Tampa JV LLC

On November 8, 2019, we directly acquired ownership of a “majority-owned subsidiary,'' Harbour Island Tampa JV LLC (the “Harbour Island Controlled Subsidiary”), in which we have the right to receive a preferred economic return, for a purchase price of $26,775,000, which is the initial stated value of our equity interest in the Harbour Island Controlled Subsidiary (the “Income eREIT Harbour Island Investment”). The Harbour Island Controlled Subsidiary used the proceeds to acquire a single multifamily property totalling 340 units and approximately 347,000 rentable square feet located at 301 Harbour Place Dr, Tampa, FL 33602 (the “Harbour Island Property”). An affiliate of our Sponsor concurrently acquired a $4,000,000 preferred equity interest in the Harbour Island Controlled Subsidiary (the “East Coast eREIT Harbour Island Investment”). The Income eREIT Harbour Island Investment was partially financed with an $7,000,000 unsecured loan obtained from an affiliate of our Sponsor, with a one year initial term and an interest rate of 4.50% per annum, with interest accruing to maturity. The loan is expected to be repaid with proceeds from our offering of shares. We are currently raising cash on an ongoing basis, and will pay down the unpaid balance of the loan as proceeds are available.

The Harbour Island Controlled Subsidiary is managed by Olympus Property (“Olympus”). Olympus is a full-service multifamily investment and property management company with offices in Fort Worth, TX and Newport Beach, CA. Olympus was founded in 1992 and currently owns approximately 17,000 units in Arizona, Arkansas, California, Florida, Georgia, New Mexico, Oklahoma, Tennessee, Texas, and Utah. Olympus’s portfolio has an aggregate value of approximately $2 billion.

Pursuant to the agreements governing the Income eREIT Harbour Island Investment (the “Harbour Island Operative Agreements”), our consent is required for all major decisions regarding the Harbour Island Property. In addition, we are entitled to receive a preferred economic return of 9.64% on our Income eREIT Harbour Island Investment, with 5.14% paid current in years 1-2, 7.14% paid current in years 3-5, and 9.14% paid current in years 6-7, with the remainder accrued to redemption. In addition, an affiliate of our Manager earned an origination fee of approximately 1.50% of the Income eREIT Harbour Island Investment, paid directly by the Harbour Island Controlled Subsidiary.

The Harbour Island Controlled Subsidiary is expected to redeem our Income eREIT Harbour Island Investment via sale or refinance within 7 years. The Harbour Island Controlled Subsidiary may redeem our Income eREIT Harbour Island Investment, subject to our approval, in whole or in part without penalty during the term of the Income eREIT Harbour Island Investment.

The Harbour Island Property was acquired for a purchase price of approximately $131,500,000. Olympus anticipates additional hard costs of approximately $500,000 for any unexpected renovations, as well as additional soft costs and financing costs of approximately $2,459,000, bringing the total projected project cost for the Harbour Island Property to approximately $134,459,000.

Simultaneous with the closing of the Income eREIT Harbour Island Investment, senior financing was provided through a $81,000,000 senior secured loan from New York Life Company (the “Harbour Island Senior Loan”). The loan features a 7-year term and 7 years interest-only at a fixed rate of 3.26%. Aggregate with the Harbour Island Senior Loan and the East Coast eREIT Harbour Island Investment, the Income eREIT Harbour Island Investment features a combined loan-to-value ratio (“LTV ratio”) of 85.0% based on the purchase price of $131,500,000. The combined LTV ratio is the amount of the Harbour Island Senior Loan plus the amount of the East Coast eREIT Harbour Island Investment plus the amount of Income eREIT Harbour Island Investment, divided by the purchase price of the Harbour Island Property. We generally use LTV ratios for properties that are generating cash flow. There can be no assurance that the LTV ratio will not vary at points over the course of ownership.

The Harbour Island Property features one, twenty one-story building that consists of studio-, one-, two-, and three-bedroom residential units. As of October 15, 2019, the Harbour Island Property was approximately 90% occupied. The property was built in 2017 of concrete slab and steel framing.

The Harbour Island Property is located in Tampa, FL. The submarket presents a strong investment opportunity arising from steady population and job growth, as well as a desirable location on Harbour Island. Harbour Island is a master planned community directly linked to Downtown Tampa by two bridges. The island is located within walking distance of numerous commercial, retail, entertainment and dining establishments, which include the Channelside Entertainment Complex, the Tampa Bay Performing Arts Center, the Florida Aquarium, the Amelie Arena, Knights Point and the Tampa Convention Center. The population on Harbour Island is approximately 3,700 and the Harbour Island Property is located within an “A” rated school district.